June 23, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street N.E.

Washington, D.C. 20549

Attention: Jennie Beysolow and Erin Jaskot

Re:	Comment Letter dated June 22, 2023
regarding GEN Restaurant Group, Inc.
Amendment No. 2 to the Registration Statement on Form S-1
Filed June 16, 2023
File No. 333-272253

Dear Ms. Beysolow and Ms. Jaskot:

GEN Restaurant Group, Inc. (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letter regarding the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-272253) filed with the Securities and Exchange Commission (the “Commission”) on June 16, 2023 (the “Registration Statement”). We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have filed Amendment No. 3 to the Registration Statement (the “Amendment”) with the Commission today.

Amendment No. 2 to Registration Statement on Form S-1 filed June 16, 2023

Dilution, page 65

1.

Please revise your dilution table to begin with historical net tangible book value. Please refer to the guidance in Item 506 of Regulation S-K. In addition, please revise your dilution table to separately present the pro forma net tangible book value and per share amount to show the impact of the corporate reorganization and the offering. Also disclose in the footnote the total number of shares of common stock outstanding used to calculate each pro forma net tangible book value.

Response:

We note the Staff’s comment, and in response thereto, have revised the dilution table and related disclosure on page 65 of the Amendment as requested by the Staff.

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We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (714) 476-9178 or Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

/s/ Thomas V. Croal
Thomas V. Croal
Chief Financial Officer

Cc:	Michael Flynn, Esq.

Peter Wardle, Esq.

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